UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2018 RESULTS1,2

Santiago, Chile, November 7, 2018 – CCU announced today its consolidated financial and operating results for the third quarter 2018, which ended September 30, 2018:

•          Consolidated Volumes increased 10.8%. Volume variation per operating segment was as follows:

o   Chile 7.6%

o   International Business 23.7%.

o   Wine (7.5)%

•          Net sales decreased 1.6%.

•          EBITDA reached CLP 68,404 million, a 5.3% increase. Excluding the negative impact of CLP 2,244 million from the application of Hyperinflation Accounting in Argentina3, EBITDA grew 8.8%. EBITDA variation per Operating segment was as follows:

o   Chile 12.2%

o   International Business: (15.6)%

o   Wine (2.0)%

•          Net income reached CLP 21,521 million, a 12.6% increase. Excluding the negative impact of CLP 2,929 million on Net income from the application of Hyperinflation Accounting in Argentina3, Net income grew 27,9%

•          Earnings per share reached CLP 58.2 per share.

Key figures	3Q18	3Q17	Total change %	YTD18	YTD17	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	6,467	5,837	10.8	19,883	18,290	8.7
Net sales	388,349	394,512	(1.6)	1,232,682	1,188,240	3.7
Gross profit	191,286	200,800	(4.7)	641,308	622,571	3.0
EBIT	45,017	43,037	4.6	381,472	144,701	163.6
EBITDA[4]	68,404	64,933	5.3	447,399	209,531	113.5
Net income[4]	21,521	19,111	12.6	244,192	74,164	229.3
Earnings per share (CLP)	58.2	51.7	12.6	660.9	200.7	229.3

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 3Q18 compared to 3Q17, unless otherwise stated.

3. See Additional Information and Exhibits / Hyperinflation Accounting (page 6)

4. Excluding the non-recurring income from the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction (the “Transaction”) in 2Q18, CCU’s YTD EBITDA was CLP 238,464 million and YTD Net income was CLP 90,696 million.

PRESS RELEASE

COMMENTS FROM THE CEO

In the third quarter of 2018, CCU reported CLP 68,404 million in EBITDA, an increase of 5.3%, and CLP 21,521 million in Net income, an increase of 12.6%. These results include the application of Hyperinflation Accounting in Argentina, which resulted in a negative impact of CLP 2,244 million in EBITDA and CLP 2,929 million in Net income. Excluding this accounting effect, CCU’s EBITDA and Net income reached CLP 70,648 million and CLP 24,450 million, representing 8.8% and 27.9% growth, respectively.

Consolidated volumes were up 10.8%, supported by 7.6% growth in the Chile Operating segment and 23.7% growth in the International Business Operating segment, partially offset by a 7.5% decline in the Wine Operating segment. Despite higher volumes, Net sales decreased by 1.6%, due to a 11.1% lower average price in CLP, primarily explained by Hyperinflation Accounting in Argentina and the depreciation of the ARS. The Gross margin deteriorated by 164 bps, pressured by the impact on USD-linked costs from the depreciation of both the ARS and the CLP against the USD, as well as the higher cost of wine, partially compensated by manufacturing cost efficiencies. Our MSD&A as a percentage of Net sales improved by 153 bps, supported by efficiencies from our ExCCelencia CCU program and greater economies of scale. All-in, our EBITDA margin expanded by 116 bps, from 16.5% to 17.6%.

In the Chile Operating segment, our top-line rose 6.9%, driven by volumes that increased 7.6%, partially offset by 0.6% lower average prices. The volume growth was supported by favorable weather and positive consumer confidence, accompanied by an increase in market share. The slightly lower average price this quarter was the result of product mix and promotional activities. Gross margin improved by 151 bps, primarily due to manufacturing cost efficiencies from the ExCCelencia CCU program, which more than offset higher USD-denominated costs from the 2.9% depreciation of the CLP against the USD. MSD&A expenses as a percentage of Net sales were flat, as scale and efficiencies offset higher fuel prices. As a result, EBITDA grew 12.2%, reaching CLP 50,814 million, and the EBITDA margin expanded by 95 bps, from 19.3% to 20.2%.

On August 9, CCU exercised an option to raise its stake from 34% to 51% in Bebidas Bolivianas BBO S.A. (BBO), a multi-category beverage company. As a result, the International Business Operating segment added Bolivia to its geographical footprint, which also includes Argentina, Uruguay and Paraguay. The International Business Operating segment reported CLP 10,435 million in EBITDA, a decrease of 15.6%. Excluding the impact of Hyperinflation Accounting in Argentina, EBITDA grew 1.5%. Volumes this quarter rose 23.7%. Excluding the consolidation of BBO, volumes grew 17.0%, propelled by Argentina, which demonstrates the strength of our beer brand portfolio. Revenue, however, declined by 19.1% this quarter in CLP terms, explained by the application of Hyperinflation Accounting in Argentina and the depreciation of the ARS against the CLP, given that prices in local currency increased in line with inflation. Gross margin decreased by 956 bps, as a consequence of the revenue contraction in CLP, while our Cost of sales remained flat in the same currency, due to the adverse effect of the 82.3% depreciation of the ARS against the USD on our USD-denominated costs. Our MSD&A expenses as a percentage of Net sales improved 362 bps, thanks to efficiencies from the ExCCelencia CCU program and fixed expense dilution. All-in, despite the decrease in EBITDA, EBITDA margin improved 51 bps, from 11.6% to 12.1%. Although we expect to continue facing a challenging macroeconomic environment in Argentina, we remain focused on our diversified portfolio, ExCCelencia CCU program and revenue management initiatives to keep up with inflation.

The Wine Operating segment reported a 1.8% decline in revenue, explained by 7.5% lower volumes and 6.1% higher average prices in CLP. The lower volumes were due to a high comparison base in export volumes. Gross margin decreased by 194 bps, from 39.6% to 37.6%, pressured by a 9.6% higher Cost of sales per hectoliter, following the weak 2016 and 2017 harvests. The Operating segment reported CLP 9,360 million in EBITDA, a 2.0% decrease, with an EBITDA margin of 16.8%, flat compared to the same period last year.

In Colombia, where we have a joint venture with Postobón, our portfolio of international beer brands continues to deliver solid growth. We are in the final stage of preparations at the new brewery to begin production and we will soon launch our first mainstream national beer brand.

In summary, CCU continued to deliver volume, EBITDA and Net income growth this quarter, despite the macroeconomic challenges and the impacts of Hyperinflation Accounting in Argentina, as well as the competitive dynamics in our markets. CCU will continue to implement its profitable and sustainable growth strategy, supported by our robust portfolio of brands, the ExCCelencia CCU program, and regional and multicategory synergies.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – THIRD QUARTER (Exhibit 1 & 3)

•          Net sales decreased 1.6%, despite the 10.8% volume growth, given that the average price in CLP declined by 11.1%. Volume growth was driven by a 23.7% and 7.6% increase in the International Business and Chile Operating segments, respectively, partially offset by a 7.5% decline in the Wine Operating segment. The 11.1% lower average price in CLP was primarily explained by the application of Hyperinflation Accounting in Argentina and the depreciation of the ARS against the CLP, which reduced the revenue contribution in CLP from the International Business Operating segment; and, to a lesser degree, by a 0.6% lower average price in the Chile Operating segment.

•          Cost of sales increased 1.7%, mostly due to the 10.8% increase in volumes, given that the Cost of sales per hectoliter declined 8.2%. The Chile Operating segment reported a 3.7% decrease in Cost of sales per hectoliter, explained by production efficiencies, which more than offset the increase in USD-linked costs from the 2.9% depreciation of the CLP against the USD.

In the International Business Operating segment, the Cost of sales per hectoliter in CLP decreased 20.2%, primarily explained by currency translation, given that in local currency the Cost of sales per hectoliter increased as a result of higher USD-linked costs, explained by the 82.3% depreciation of the ARS/USD, as well as the effects of inflation in Argentina.

In the Wine Operating segment, the Cost of sales per hectoliter increased 9.6%, due to higher cost of wine, following the weak 2016 and 2017 harvests in Chile.

•          Gross profit reached CLP 191,286 million, a 4.7% decline, resulting in a 164 bps deterioration in our Gross margin.

•          MSD&A declined 5.3%, while MSD&A as a percentage of Net sales improved 153 bps, driven in part by the ExCCelencia CCU program across all operating segments. In the Chile Operating segment, MSD&A as a percentage of Net sales remained flat, as scale and efficiencies offset higher fuel prices. In the International Business Operating segment, MSD&A as a percentage of Net sales improved by 362 bps, explained by logistic efficiencies and scale benefits, due to strong volume growth, which more than offset the negative impact of 35.4% inflation in Argentina. In the Wine Operating segment, MSD&A as a percentage of Net sales improved 155 bps, from 26.3% to 24.7%.

•          EBIT reached CLP 45,017 million, an increase of 4.6%. Excluding the impact of Hyperinflation Accounting in Argentina, EBIT reached CLP 48,900 million, an increase of 13.6%.

•          EBITDA reached CLP 68,404 million, an increase of 5.3%, driven by the Chile Operating segment, which reported EBITDA growth of 12.2%, partially offset by the International Business and Wine Operating segments, which reported declines of 15.6% and 2.0%, respectively. Our consolidated EBITDA margin improved 116 bps, from 16.5% to 17.6%. Excluding the impact of Hyperinflation Accounting in Argentina, EBITDA reached CLP 70,648 million, an increase of 8.8%.

•          Non-operating result improved by 22.3%, with a loss of CLP 8,830 million compared to a loss of CLP 11,366 million last year, primarily as a result of CLP 3,513 million lower Net financial expenses, due to higher Cash and cash equivalents, explained by the Transaction4.

•          Income tax reached CLP 11,909 million, 44.9% more than last year, explained by a 14.3% higher consolidated taxable income, the increase of the First Category Income tax rate in Chile from 25.5% to 27.0%, and by the impact on taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the USD against the CLP. This was partially offset by the decrease in the corporate income tax rate in Argentina from 35.0% to 30.0%.

•          Net income reached CLP 21,521 million, an increase of 12.6%. Excluding the impact of Hyperinflation Accounting in Argentina, Net income reached CLP 24,450 million, an increase of 27.9%.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – NINE MONTHS (Exhibit 2 & 4)

•          Net sales rose 3.7% as a result of 8.7% higher volumes, offset by a 4.6% lower average price in CLP. Volume growth was driven by a 24.6% and 4.1% increase in volumes in the International Business and Chile Operating segments, respectively, partially offset by 4.4% lower volumes in the Wine Operating segment. The 4.6% lower average price in CLP was primarily explained by the application of Hyperinflation Accounting in Argentina and the depreciation of the ARS against the CLP, which reduced the revenue contribution in CLP from the International Business Operating segment.

•          Cost of sales increased 4.5%, mostly due to 8.7% higher volumes, given that the Cost of sales per hectoliter declined 3.8%. The Chile Operating segment reported a 1.7% decrease in the Cost of sales per hectoliter, explained by manufacturing efficiencies and the 3.9% appreciation of the CLP against the USD, which reduced our USD-denominated costs, offset by higher aluminum and PET costs.

In the International Business Operating segment, the Cost of sales per hectoliter in CLP decreased by 11.0%, primarily explained by currency translation, given that in local currency, the Cost of sales per hectoliter rose as a result of higher USD-linked costs, due to the 54.0% depreciation of the ARS/USD, offset by manufacturing efficiencies and scale benefits in Argentina.

In the Wine Operating segment, the 10.3% higher Cost of sales per hectoliter was the result of the higher cost of wine, following the weak 2016 and 2017 harvests in Chile.

•          Gross profit reached CLP 641,308 million, a 3.0% increase, resulting in a 37 bps decline in Gross margin.

•          MSD&A decreased 0.1%, while MSD&A as a percentage of Net sales improved 149 bps, partially driven by the ExCCelencia CCU program in all of our Operating segments. In the Chile Operating segment our MSD&A as a percentage of Net sales increased 33 bps, primarily as a result of the phasing in of marketing initiatives at the beginning of the year and higher fuel prices, partially compensated by efficiencies. In the International Business Operating segment, logistic efficiencies and scale benefits, due to our double-digit volume growth, contributed to the 664 bps improvement in MSD&A as a percentage of Net sales. In the Wine Operating segment our MSD&A as a percentage of Net sales improved 64 bps, from 25.9% to 25.3%.

•          EBIT reached CLP 381,472 million, an increase of 163.6%. Excluding the impact of Hyperinflation Accounting in Argentina, EBIT reached CLP 385,255 million, an increase of 166.3%.

•          EBITDA reached CLP 447,399 million. Excluding the CCU Argentina and Anheuser-Busch InBev S.A./N.V. (ABI) transaction (the “Transaction”) which was executed in 2Q18, CCU delivered CLP 238,464 million in EBITDA, which represents 13.8% growth, and EBITDA margin improved 171 bps, from 17.6% to 19.3%. The Chile Operating segment reported EBITDA growth of 10.4%. Excluding the one-time gain from the Transaction4, the International Business Operating segment reported CLP 47,536 million, an increase of 62.4%. The Wine Operating segment reported a 24.3% decrease in EBITDA. Excluding the impact of Hyperinflation Accounting in Argentina, EBITDA reached CLP 449,643 million, an increase of 114.6% against last year.

•          Non-operating result improved by 65.9%, with a loss of CLP 10,317 million compared to a loss of CLP 30,244 million last year, as a result of CLP 7,496 million lower Net financial expenses, due to higher Cash and cash equivalents, explained by the Transaction4; USD-denominated assets generated Foreign currency exchange differences, which this period reached a gain of CLP 4,703 million, compared to a loss of CLP 2,013 million last year; and Other gains/(losses) presented a gain of CLP 1,538 million this period, compared to a loss of CLP 6,641 million, explained by gains on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets.

•          Income tax reached CLP 117,331 million, compared to CLP 26,686 million last year, explained by higher consolidated taxable income, primarily due to the Transaction4, and the increase of the First Category Income tax rate in Chile from 25.5% to 27.0%. This was partially offset by the decrease in the corporate income tax rate in Argentina from 35.0% to 30.0% and by the impact on taxes resulting from our foreign currency denominated assets, as a consequence of the deppreciation of the USD against the CLP.

•          Net income reached CLP 244,192 million. Excluding the Transaction4, Net income increased 22.3%. Excluding the impact of Hyperinflation Accounting in Argentina, Net income reached CLP 247,121 million, an increase of 233.2%.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS THIRD QUARTER
1. CHILE OPERATING SEGMENT

In the Chile Operating segment, our top-line rose 6.9%, driven by volumes that increased 7.6%, partially offset by 0.6% lower average prices. The volume growth was supported by favorable weather and positive consumer confidence, accompanied by an increase in market share. The slightly lower average price this quarter was the result of product mix and promotional activities. Gross margin improved by 151 bps, primarily due to manufacturing cost efficiencies from the ExCCelencia CCU program, which more than offset higher USD-denominated costs from the 2.9% depreciation of the CLP against the USD. MSD&A expenses as a percentage of Net sales were flat, as scale and efficiencies offset higher fuel prices. As a result, EBITDA grew 12.2%, reaching CLP 50,814 million, and the EBITDA margin expanded by 95 bps, from 19.3% to 20.2%.

In September, CCU was included for the first time in the Dow Jones Sustainability Index (DJSI) Chile, which assesses and selects companies based on an analysis of their environmental, social and governance (ESG) performance. The DJSI Chile was created in 2015.

On September 4, CCU and 29 other companies in Chile, signed a Zero Waste to Landfill Clean Production Agreement (CPA), together with the Chilean government’s Sustainability and Climate Change Agency (ASCC) and the Recycling Industry National Association. In this agreement, the participant companies committed to reducing to zero the waste that they send to landfills, within a period of two years. This agreement complements all the iniciatives that CCU is doing in this area, where this year CCU’s plants in Temuco and Coinco achieved 100% industrial waste valorization, and all of CCU’s operations continue to implement the Company’s Waste Management program, which includes our corporate goal of 100% industrial waste valorization across all operations by 2020.

CCU placed a three million UF bond in the Chilean market. The 25-year bullet note was priced at 2.85% in UF’s (Chile’s inflation-adjusted currency), which represented a spread of 68 bps over the Chilean Central Bank bond (BCU) with the same duration.

CCU entered the Cider category launching Cygan, our first brand in the category in Chile.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

On August 9, CCU exercised an option to raise its stake from 34% to 51% in Bebidas Bolivianas BBO S.A. (BBO), a multi-category beverage company. As a result, the International Business Operating segment added Bolivia to its geographical footprint, which also includes Argentina, Uruguay and Paraguay. The International Business Operating segment reported CLP 10,435 million in EBITDA, a decrease of 15.6%. Excluding the impact of Hyperinflation Accounting in Argentina, EBITDA grew 1.5%. Volumes this quarter rose 23.7%. Excluding the consolidation of BBO, volumes grew 17.0%, propelled by Argentina, which demonstrates the strength of our beer brand portfolio. Revenue, however, declined by 19.1% this quarter in CLP terms, explained by the application of Hyperinflation Accounting in Argentina and the depreciation of the ARS against the CLP, given that prices in local currency increased in line with inflation. Gross margin decreased by 956 bps, as a consequence of the revenue contraction in CLP, while our Cost of sales remained flat in the same currency, due to the adverse effect of the 82.3% depreciation of the ARS against the USD on our USD-denominated costs. Our MSD&A expenses as a percentage of Net sales improved 362 bps, thanks to efficiencies from the ExCCelencia CCU program and fixed expense dilution. All-in, despite the decrease in EBITDA, EBITDA margin improved 51 bps, from 11.6% to 12.1%. Although we expect to continue facing a challenging macroeconomic environment in Argentina, we remain focused on our diversified portfolio, ExCCelencia CCU program and revenue management initiatives to keep up with inflation.

CCU entered the Energy Drinks category in Uruguay launching Thor, its first energy drink brand in the country. The beverage is sold in 500 ml bottles and has two flavors: Guarana and Mix Frutal.

3. WINE OPERATING SEGMENT

The Wine Operating segment reported a 1.8% decline in revenue, explained by 7.5% lower volumes and 6.1% higher average prices in CLP. The lower volumes were due to a high comparison base in export volumes. Gross margin decreased by 194 bps, from 39.6% to 37.6%, pressured by a 9.6% higher Cost of sales per hectoliter, following the weak 2016 and 2017 harvests. The Operating segment reported CLP 9,360 million in EBITDA, a 2.0% decrease, with an EBITDA margin of 16.8%, flat compared to the same period last year.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

HYPERINFLATION ACCOUNTING

The International Practice Task Force (IPTF) of the Center for Audit Quality has declared Argentina a hyperinflationary economy as of July 1, 2018. As a result, IAS 29 should be applied as of that date to all entities whose functional currency is the Argentine peso.

In accordance to IAS 21 and IAS 29, the financial statements of an entity with a functional currency corresponding to a hyperinflationary economy must be stated using the exchange rate at the end of the reporting period. The Company has consolidated the results of its Argentine subsidiaries, prior to the economy of said country being declared hyperinflationary, by recording the assets and liabilities of these subsidiaries in Chilean pesos using the exchange rate of the end of each period, and the revenue, costs and expenses in Chilean pesos using the average exchange rate of each month.

These Interim Consolidated Financial Statements reflect an additional equity gain of CLP 69,802 million, corresponding to the cumulative adjustment for inflation of the net non monetary assets of the Argentine subsidiaries as of June 30, 2018. In addition, a loss of CLP 2,929 million was recorded as of said date, generated by the inflation adjustment and the translation of results using the end of period exchange rate of September 30, 2018.

PRESS RELEASE

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.

•         International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in the Argentina, Uruguay, Paraguay and Bolivia.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean domestic market.

•         Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

PRESS RELEASE

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Third Quarter 2018)
Third Quarter	2018	2017	Total
	(CLP million)		Change %
Net sales	388,349	394,512	(1.6)
Cost of sales	(197,063)	(193,712)	1.7
% of Net sales	50.7	49.1
Gross profit	191,286	200,800	(4.7)
MSD&A	(149,735)	(158,152)	(5.3)
% of Net sales	38.6	40.1
Other operating income/(expenses)	3,466	390	789.5
EBIT	45,017	43,037	4.6
EBIT margin %	11.6	10.9
Net financial expenses	(998)	(4,511)	(77.9)
Equity and income of JVs and associated	(3,790)	(3,086)	22.8
Foreign currency exchange differences	(4,041)	(880)	359.1
Results as per adjustment units	470	118	297.5
Other gains/(losses)	(470)	(3,007)	(84.4)
Non-operating result	(8,830)	(11,366)	(22.3)
Income/(loss) before taxes	36,187	31,671	14.3
Income taxes	(11,909)	(8,218)	44.9
Net income for the period	24,278	23,454	3.5

Net income attributable to:
The equity holders of the parent	21,521	19,111	12.6
Non-controlling interest	(2,757)	(4,343)	(36.5)

EBITDA	68,404	64,933	5.3
EBITDA margin %	17.6	16.5

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	58.2	51.7	12.6
Earnings per ADR (CLP)	116.5	103.4	12.6

Depreciation	23,387	21,896	6.8
Capital Expenditures	31,481	29,578	6.4

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Nine months ended on September 30, 2018)
YTD as of September	2018	2017	Total
	(CLP million)		Change %
Net sales	1,232,682	1,188,240	3.7
Cost of sales	(591,374)	(565,669)	4.5
% of Net sales	48.0	47.6
Gross profit	641,308	622,571	3.0
MSD&A	(479,792)	(480,219)	(0.1)
% of Net sales	38.9	40.4
Other operating income/(expenses)	219,956	2,349	9,264.6
EBIT	381,472	144,701	163.6
EBIT margin %	30.9	12.2
Net financial expenses	(5,560)	(13,056)	(57.4)
Equity and income of JVs and associated	(10,930)	(8,434)	29.6
Foreign currency exchange differences	4,703	(2,013)	(333.7)
Results as per adjustment units	(69)	(100)	(31.6)
Other gains/(losses)	1,538	(6,641)	(123.2)
Non-operating result	(10,317)	(30,244)	(65.9)
Income/(loss) before taxes	371,155	114,458	224.3
Income taxes	(117,331)	(26,686)	339.7
Net income for the period	253,824	87,772	189.2

Net income attributable to:
The equity holders of the parent	244,192	74,164	229.3
Non-controlling interest	(9,631)	(13,607)	(29.2)

EBITDA	447,399	209,531	113.5
EBITDA margin %	36.3	17.6

Excluding the one-time gain from the Transaction
EBITDA excluding the one-time gain from the Transaction	238,464	209,531	13.8
EBITDA margin %, excluding the one-time gain from the Transaction	19.3	17.6
Net income (attributable to equity holders of the parent) excluding the one-time gain from the Transaction	90,696	74,164	22.3

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	660.9	200.7	229.3
Earnings per ADR (CLP)	1,321.7	401.4	229.3

Depreciation	65,927	64,830	1.7
Capital Expenditures	90,063	94,265	(4.5)

PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2018)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %	2018	2017	YoY %
Volumes	4,170	3,877	7.6	1,920	1,553	23.7	377	408	(7.5)
Net sales	251,303	235,145	6.9	86,281	106,685	(19.1)	55,726	56,771	(1.8)
Net sales (CLP/HL)	60,264	60,648	(0.6)	44,934	68,712	(34.6)	147,783	139,275	6.1
Cost of sales	(117,764)	(113,752)	3.5	(45,636)	(46,232)	(1.3)	(34,753)	(34,301)	1.3
% of Net sales	46.9	48.4		52.9	43.3		62.4	60.4
Gross profit	133,539	121,393	10.0	40,645	60,452	(32.8)	20,973	22,470	(6.7)
% of Net sales	53.1	51.6		47.1	56.7		37.6	39.6
MSD&A	(98,216)	(91,929)	6.8	(38,805)	(51,846)	(25.2)	(13,777)	(14,912)	(7.6)
% of Net sales	39.1	39.1		45.0	48.6		24.7	26.3
Other operating income/(expenses)	69	111		3,212	121		119	99
EBIT	35,392	29,575	19.7	5,052	8,727	(42.1)	7,316	7,656	(4.4)
EBIT Margin	14.1	12.6		5.9	8.2		13.1	13.5
EBITDA	50,814	45,309	12.2	10,435	12,362	(15.6)	9,360	9,553	(2.0)
EBITDA Margin	20.2	19.3		12.1	11.6		16.8	16.8

	4. Other/eliminations			Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %
Volumes				6,467	5,837	10.8
Net sales	(4,961)	(4,089)	21.3	388,349	394,512	(1.6)
Net sales (CLP/HL)				60,048	67,583	(11.1)
Cost of sales	1,090	574	90.0	(197,063)	(193,712)	1.7
% of Net sales				50.7	49.1
Gross profit	(3,871)	(3,515)	10.1	191,286	200,800	(4.7)
% of Net sales				49.3	50.9
MSD&A	1,062	535	98.5	(149,735)	(158,152)	(5.3)
% of Net sales				38.6	40.1
Other operating income/(expenses)	65	59		3,466	390
EBIT	(2,744)	(2,921)	(6.1)	45,017	43,037	4.6
EBIT Margin				11.6	10.9
EBITDA	(2,205)	(2,291)	(3.7)	68,404	64,933	5.3
EBITDA Margin				17.6	16.5

PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2018)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %	2018	2017	YoY %
Volumes	13,190	12,665	4.1	5,651	4,535	24.6	1,041	1,089	(4.4)
Net sales	781,973	737,431	6.0	312,042	304,724	2.4	151,302	154,872	(2.3)
Net sales (CLP/HL)	59,283	58,224	1.8	55,214	67,195	(17.8)	145,357	142,175	2.2
Cost of sales	(353,978)	(345,854)	2.3	(141,507)	(127,543)	10.9	(99,262)	(94,170)	5.4
% of Net sales	45.3	46.9		45.3	41.9		65.6	60.8
Gross profit	427,995	391,577	9.3	170,534	177,181	(3.8)	52,040	60,702	(14.3)
% of Net sales	54.7	53.1		54.7	58.1		34.4	39.2
MSD&A	(294,650)	(275,410)	7.0	(143,218)	(160,084)	(10.5)	(38,261)	(40,147)	(4.7)
% of Net sales	37.7	37.3		45.9	52.5		25.3	25.9
Other operating income/(expenses)	218	741		219,125	930		441	310
EBIT	133,563	116,908	14.2	246,441	18,027	1,267.1	14,221	20,864	(31.8)
EBIT margin	17.1	15.9		79.0	5.9		9.4	13.5
EBITDA	179,985	162,970	10.4	258,765	29,273	784.0	20,088	26,552	(24.3)
EBITDA margin	23.0	22.1		82.9	9.6		13.3	17.1
EBITDA excluding the one-time gain from the Transaction	179,985	162,970	10.4	47,536	29,273	62.4	20,088	26,552	(24.3)
EBITDA Margin (excl. the one one-time gain from the Transaction)	23.0	22.1		15.2	9.6		13.3	17.1

	4. Other/eliminations			Total
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2018	2017	YoY %	2018	2017	YoY %
Volumes				19,883	18,290	8.7
Net sales	(12,635)	(8,787)	43.8	1,232,682	1,188,240	3.7
Net sales (CLP/HL)				61,997	64,968	(4.6)
Cost of sales	3,373	1,898	77.7	(591,374)	(565,669)	4.5
% of Net sales				48.0	47.6
Gross profit	(9,262)	(6,889)	34.5	641,308	622,571	3.0
% of Net sales				52.0	52.4
MSD&A	(3,664)	(4,577)	(20.0)	(479,792)	(480,219)	(0.1)
% of Net sales				38.9	40.4
Other operating income/(expenses)	172	368		219,956	2,349
EBIT	(12,754)	(11,098)	14.9	381,472	144,701	163.6
EBIT margin				30.9	12.2
EBITDA	(11,439)	(9,264)	23.5	447,399	209,531	113.5
EBITDA margin				36.3	17.6
EBITDA excluding the one-time gain from the Transaction	(9,145)	(9,264)	(1.3)	238,464	209,531	13.8
EBITDA Margin (excl. the one one-time gain from the Transaction)				19.3	17.6

PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31
	2018	2017
	(CLP million)
ASSETS
Cash and cash equivalents	265,621	170,045
Other current assets	566,812	560,235
Total current assets	832,433	730,280

PP&E (net)	987,882	917,913
Other non current assets	413,278	328,036
Total non current assets	1,401,160	1,245,949
Total assets	2,233,594	1,976,229

LIABILITIES
Short term financial debt	56,256	53,592
Other liabilities	457,780	415,158
Total current liabilities	514,036	468,749

Long term financial debt	252,417	161,002
Other liabilities	149,115	119,649
Total non current liabilities	401,532	280,651
Total Liabilities	915,568	749,400

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(189,278)	(178,075)
Retained earnings	837,132	716,459
Total equity attributable to equity holders of the parent	1,210,548	1,101,077
Non - controlling interest	107,478	125,752
Total equity	1,318,025	1,226,829
Total equity and liabilities	2,233,594	1,976,229

OTHER FINANCIAL INFORMATION

Total Financial Debt	308,673	214,593

Net Financial Debt	43,052	44,549

Liquidity ratio	1.62	1.56
Total Financial Debt / Capitalization	0.19	0.15
Net Financial Debt / EBITDA	0.08	0.14

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 7, 2018